Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
Important Information For Investors And Stockholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
     All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
     UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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The following articles were included in the CO Times company publication first made available to employees on June 1, 2010:
CO and UA establish structure for merger integration planning
CO and UA have agreed on the structure and have named the leadership for the merger integration planning team, which will oversee the integration planning process. The integration planning process will last through the closing of the merger, which is expected to occur later this year. Following the closing of the merger, the important integration implementation process will begin, as we work together to combine the two carriers into a single operating entity.
A six-member steering committee will oversee the process and make key decisions. The members of the steering committee from CO are Jeff, EVP and CFO Zane Rowe and EVP and Chief Marketing Officer Jim Compton, and the members from UA are Glenn Tilton, EVP and CFO Kathryn Mikells, and EVP and Chief Administrative Officer Pete McDonald. EVP and COO Mark Moran will spearhead planning for the single operating certificate and oversee operations planning for CO. Pete McDonald and Lori Gobillot, CO’s staff VP and assistant general counsel, will oversee the integration management office (or IMO), which will develop and manage the integration process and report to the steering committee. Under the IMO, there will be five major groups representing broad functional areas of the business (commercial, operations, corporate and other, IT & systems integration and single operating certificate planning), each led by a CO representative and a UA representative, with numerous functional subgroups under each major group. It will take some time to form and begin to manage the teams that will participate in each subgroup.
Now that the structure is in place, it will take some time to develop the detailed process and commence the integration planning work. Once the functional group teams begin their work, we will communicate about ways that co-workers can provide meaningful input to those teams.
“The merger integration planning will require a detailed and very organized examination of how our businesses will best fit together,” Jeff said. “Now that we have a planning structure in place, we will begin to work together with our colleagues from United to review the many issues and make the planning decisions that will help us create the world’s leading airline. This will be a long and complex process, with many of our and United’s co-workers dedicating substantial time to it. We will keep you informed as we move forward.”
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Let’s Fly Together
CO and UA share deep roots in aviation history
The merger of equals between CO and United Airlines (UA) will bring together two carriers with a shared early history.
Thanks to the Air Mail Act of 1925, the delivery of U.S. mail by private carriers became open to competitive bidding and created an opportunity for profitable aviation operations. Walter T. Varney, who learned to fly during World War I, launched an air mail service on April 6, 1926.
Four years later, he sold his Varney Air Group to United Aircraft and Transport, which would be renamed United Air Lines in 1933.
In 1934, Varney and his business partner Louis Mueller created Varney Speed Lines.
Varney soon ceded control to Mueller, who served as CEO from 1934 to 1936. The company was later sold to Robert Six who renamed it Continental Airlines in 1937.
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FACTS ABOUT UA
•	UA is a wholly owned subsidiary of UAL Corporation.
•	UAL Corporation trades on the NASDAQ under the symbol UAUA.
•	UA ranked No. 1 in on-time performance for domestic scheduled flights for 2009 among America’s five largest network carriers, as measured by the Department of Transportation.
•	UA operates approximately 3,300 flights a day as United and United Express.
•	Destinations — more than 230
•	Founding member of Star Alliance
•	Number of employees: more than 46,000
•	On May 15, 1930, flight attendant Ellen Church accompanied 14 customers on a 20-hour journey between the San Francisco Bay Area and Chicago. The trip, which included 13 stops, was the introduction of the flight attendant to the U.S. airline industry.
•	UA’s theme song is George Gershwin’s 1924 “Rhapsody in Blue,” which it licensed from Gershwin’s estate in 1976.
•	UA launched service to Casper, Wyo.; Jackson, Miss.; and Charleston, W.Va. on Oct. 24, 1984, followed by service to Fargo, N.D., on October 28, 1984, to become the first airline ever to serve all 50 states.
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United boasts fleet of 652 mainline and regional aircraft
Unlike CO, UA does not feature a single manufacturer for its mainline fleet.
CO has 333 mainline jets, all of which were made by Boeing. UA has 360 airplanes in its fleet, and while most were made by Boeing, 152 were made by Airbus.
UA has 97 A320s and 55 A319s and flies these airplanes mostly on domestic routes. These are single-aisle airplanes with 120 seats on the A319 and 138 to 144 on the A320.
Like CO, UA has a large fleet of 757-200s. UA flies 96 of the type, in two different layouts, and they seat 182 and 110 customers, respectively. UA uses the 110-seat versions for its p.s.sm premium service for travel between New York’s JFK and Los Angeles (LAX), as well as between JFK and San Francisco (SFO).
UA has an all-Boeing widebody fleet that, like CO, features 767s and 777s. Of its 112 widebody or twin-aisle jets, UA has 25 747-400s for long-haul flying and 52 777s. While CO features a mixed fleet of 767-200s and 767-400s, UA operates a single version of the 767, the -300 series. UA has 21 international 767s and 14 767s used domestically.
Last December, UA split an order for 50 long-range widebody jets between Airbus and Boeing, ordering 25 A350s and 25 787 Dreamliners. These jets are scheduled to be delivered between 2016 and 2019. UA also holds future purchase rights for 50 of each airplane type.
UA features a large fleet of 292 regional aircraft that are operated by various partner airlines under capacity purchase agreements. Like CO, UA Express flies Embraer 145 and SAAB 340 airplanes. But that is where the similarities end. UA’s regional partners also use the CRJ-200, CRJ-700, and Embraer 170 aircraft.
As of May, CO’s Express and Connection partners feature 251 aircraft under capacity purchase agreements. Of these, 221 are Embraer 145 airplanes. The other 30 are a mix of Bombardier Q-400 (14) and Q-200 (16) aircraft.